EXHIBIT 99.1




02/CAT/ 10

Not for release or publication in or into Japan, Australia or the Republic of Ireland

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FOR IMMEDIATE RELEASE

21.00 GMT 16:00 EST Tuesday 12 March 2002

For Further Information Contact:
Cambridge Antibody Technology        Weber Shandwick Square Mile (Europe)
------------------------------       -------------------------------------------
Tel: +44 (0) 1763 269 215            Tel: +44 (0) 20  7950 2800
John Aston, Finance Director         Kevin Smith (+44 (0) 7710 815 924 (mobile))
Rowena Gardner, Head of Corporate    Graham Herring
                                     BMC Communications/The Trout Group (USA)
                                     -------------------------------------------
                                     Tel: 001 212 477 9007
                                     Brad Miles, ext 17 (media)
                                     Brandon Lewis, ext.15 (investors)


             Cambridge Antibody Technology Extends Offer for Drug R
                      oyalty Corporation to March 27, 2002

Melbourn, U.K. and Toronto, Canada, March 12, 2002 - Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ: CATG) in an announcement made on Monday, March 11, 2002 commented on developments regarding its offer (the "Offer"), through its wholly owned subsidiary 3982904 Canada Inc. (the "Offeror"), to acquire all of the outstanding common shares of Drug Royalty Corporation Inc. ("DRC") (TSE:DRI) and stated in its announcement that the Offer would remain open for acceptance until 9:00 p.m. (EST) today, March 12, 2002, which was the original expiry time for the Offer. As described in greater detail below, the Offer has today been extended to 9:00 p.m. (EST) on March 27, 2002.

In relation to the Offer, DRC has announced that the DRC Board has recommended the proposed offer for DRC shares by Inwest Investment Ltd. ("Inwest") and Inwest has announced that it has secured the support of major shareholders of DRC by entering into a lock-up agreement pursuant to which shareholders representing in aggregate approximately 13 million shares or 30% of DRC common shares (on a fully diluted basis) have agreed to tender all of their shares to the Inwest offer, subject to their right to tender to a higher offer or withdraw their tendered shares under certain circumstances.

CAT has today made the following additional announcements and comments in connection with its Offer:

o By notice delivered to Computershare Trust Company of Canada, the depositary for the Offer, the Offeror has

         (a) extended the Offer to 9:00 p.m. (EST) on Wednesday, March 27, 2002; and

         (b) varied the Conditions to the Offer set out in section 2 of the Offer to Purchase by deleting the condition in paragraph (j) that requires that the board of directors of DRC shall not have withdrawn any recommendation made by it that DRC shareholders accept the Offer or issued a recommendation that DRC shareholders not accept the Offer.

o As a result of the extension of CAT's Offer to March 27, 2002, the Offer will remain open to DRC shareholders until after the date by which Inwest has indicated it will mail its offer.

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o  The share exchange ratio to be used in CAT's Offer was announced by CAT on
   Friday March 8, 2002 as being 0.095 such that each shareholder will be entitled to receive 0.095 CAT shares (or CAT ADSs, if the CAT ADS option was chosen) for each DRC share deposited to CAT's Offer. This share exchange ratio remains unchanged.

A formal notice of the extension, change and variation of CAT's Offer will be mailed to DRC shareholders as soon as is practicable.

The contents of this announcement, which have been prepared by and are the sole responsibility of CAT, have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ / contact:
Richard Girling. Merrill Lynch International is acting as financial adviser to CAT and for no-one else in connection with the Offer and will not be responsible to anyone other than CAT for providing the protections offered to clients of Merrill Lynch International or for providing advice in relation to the Offer.

                                     -ENDS-